  Home System Group
  Oceanic Industry Park
  Sha Gang Highway, Gang Kou Town
  Zhongshan City, Guangdong
  People's Republic of China

March 29, 2011

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Home System Group
Form 10-K for the Year Ended December 31, 2009
Filed March 29, 2010

Dear Mr. Spirgel:

On March 14, 2011, Home System Group received a letter from the Staff of the Securities and Exchange Commission (the "Commission") dated March 14, 2011 (the “Letter”).  The Company is hereby requesting an extension of the due date of the Company’s response to the Letter to April 8, 2011.

An extension is necessary due to the limited availability of the Company’s staff and advisors, whose input is necessary for an adequate response to the Letter.

Comments or questions regarding this letter may be directed to the undersigned or Ryan J. Nail of The Crone Law Group, at (415) 955-8900.

Sincerely,

/s/ Lei Yu
Lei Yu Chief Executive Officer

cc:	Ryan Nail
The Crone Law Group